                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of March, 2016, the percentage of shares of the LMCG Global Market Neutral Fund's (the "Fund") outstanding Shares registered to Charles Schwab & Co., Inc. fell to 24.43% of the Fund's total outstanding shares and thus no longer controlled the Fund as of that date.